Neuberger Berman Management LLC
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Neuberger Berman Management LLC
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NEUBERGER BERMAN CLOSED-END FUNDS ANNOUNCE
COMMENCEMENT DATES OF TENDER OFFERS

NEW YORK, April 16, 2009 — Neuberger Berman California Intermediate Municipal Fund Inc. (AMEX: NBW), Neuberger Berman Dividend Advantage Fund Inc. (AMEX: NDD), Neuberger Berman High Yield Strategies Fund (NYSE: NHS), Neuberger Berman Income Opportunity Fund Inc. (AMEX: NOX), Neuberger Berman Intermediate Municipal Fund Inc. (AMEX: NBH), Neuberger Berman New York Intermediate Municipal Fund Inc. (AMEX: NBO) and Neuberger Berman Real Estate Securities Income Fund Inc. (AMEX: NRO) (each, a “Fund” and collectively, the “Funds”) each announced today the commencement date of its previously announced tender offer. Each Fund’s tender offer will commence on May 1, 2009 and will expire on May 29, 2009, unless extended. As previously announced, each Fund will conduct a tender offer for up to 10% of its outstanding common shares at a price equal to 98% of its net asset value per share (“NAV”), as determined on the day the tender offer expires.

Robert Conti, President and Chief Executive Officer of the Funds, stated “I am pleased to announce the commencement dates of these tender offers. The tender offers and the previously announced tender offer programs are the latest in a series of steps taken by the Boards and the Funds’ investment manager, Neuberger Berman Management, to address the discount at which each Fund’s common shares have traded.” Pursuant to its tender offer program, a Fund would make up to four tender offers over a two-year period if certain conditions are met. Mr. Conti, who is also a member of each Fund’s Board, added “we believe the tender offers should benefit both shareholders who remain invested in a Fund as well as tendering shareholders. The tender offers are intended to facilitate a narrowing of the discount to NAV at which each Fund’s common shares  traded and to provide tendering shareholders with the opportunity to sell a portion of their shares at a price that is greater than they might realize in the secondary market at that time.”

     Additional terms and conditions of the tender offers will be set forth in the Funds’ offering materials, which will be distributed to shareholders. If more than 10% of a Fund’s outstanding common shares are tendered and not withdrawn in its offer, that Fund will purchase shares from tendering shareholders on a pro rata basis. Accordingly, shareholders cannot be assured that a Fund will purchase all of their tendered shares.

     This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of any Fund. The Funds have not yet commenced the tender offers described in this release. Any tender offer will be made only by an offer to purchase, a related letter of transmittal and other documents, which will be filed with the Securities and Exchange Commission as exhibits to a tender offer statement on Schedule TO. Shareholders of each Fund should read the relevant offer to purchase and tender offer statement on Schedule TO and related exhibits when those documents are filed and become available, as they will contain important information about the tender offers.

     Neuberger Berman Management LLC, the Funds’ investment manager, is a subsidiary of Neuberger Berman Holdings LLC, an investment advisory company serving individuals, families, and taxable and non-taxable institutions with a broad range of investment products, services and strategies. Neuberger Berman engages in wealth management services including private asset management, mutual funds, institutional management and alternative investments. For further information about Neuberger Berman please visit www.nb.com.

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Statements made in this release that look forward in time involve risks and uncertainties and are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such risks and uncertainties include, without limitation, the adverse effect from a decline in the securities markets or a decline in a Fund’s performance, a general downturn in the economy, competition from other closed-end investment companies, changes in government policy or regulation, inability of a Fund’s investment adviser to attract or retain key employees, inability of a Fund to implement its investment strategy, inability of a Fund to manage rapid expansion and unforeseen costs and other effects related to legal proceedings or investigations of governmental and self-regulatory organizations.